

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2012

<u>Via E-mail</u>
Fawad Maqbool
Chief Executive Officer
AmpiTech Group, Inc.
35 Carlough Rd., #3
Bohemia, NY 11716

> **Re:** **AmpliTech Group Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 11, 2012**
> **File No. 333-183291**

Dear Mr. Maqbool:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No.1 to Registration Statement on Form S-1

General

1. We note your response to comment 1 from our letter dated September 7, 2012. However, we continue to believe that your offering constitutes an indirect primary offering by the company through the selling shareholders. We note that the selling shareholders received their share for nominal consideration shortly before the registration statement was filed and the offering continues to involve the majority of non-affiliate shares. Therefore, please identify all the selling shareholders as underwriters and fix the sales price to the public for the duration of the offering.

Report of Independent Registered Public Accounting Firm, page F-2

2. We note that you have restated your financial statements and the related financial statement footnotes. In this regard, your auditor should include a reference to your restatement in his report in accordance with AS 6 paragraph 9, which states "[t]he correction of a material misstatement in previously issued financial statements should be recognized in the auditor's report on the audited financial statements through the addition of an explanatory paragraph, as described in AU sec. 508." Furthermore, AU 561 paragraph 6 (a) states that "the reasons for the revision (restatement) usually should be described in a note to the financial statements and referred to in the auditor's report." Please revise or advise.

Notes to Audited Financial Statements, page F-7

3. We note your response to comment 15 from our letter dated September 7, 2012. Furthermore, it appears the restatement is a correction of an error. Accordingly, please provide all required disclosures as found in ASC 250-10-50-7 through 50-10, as applicable, including a description of the nature of the error and the effect of the correction on each financial statement line item, or advise us.

Capital Stock, page F-26

4. Please disclose and explain to us how you accounted for the 741,600 shares of common stock issued to the Bayview shareholders on the closing date, which under reverse recapitalization accounting is considered in substance to have been issued by AmpliTech.

Accountants' Consent

5. Please have Sam Kan & Company revise their letter of consent to also consent to being identified under the caption "Experts."

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert S. Littlepage, Account Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3458, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Gregg Jaclin, Esq.
        Anslow & Jaclin LLP